Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three months period ended on March 31, 2026

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

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Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

Income_statement

		March 31,	March 31,
	Note	2026	2025
Net revenues	4	888,321	627,115
Cost of sales	5	(616,175)	(500,552)
Gross profit		272,146	126,563

Operating expenses
Selling, general and administrative	5	(40,613)	(35,110)
Mineral exploration and project evaluation	5	(16,131)	(15,952)
Impairment reversal (loss) of long-lived assets	17	1,351	(297)
Other income and expenses, net	6	(8,560)	(21,244)
		(63,953)	(72,603)
Operating income		208,193	53,960

Results from associates’ equity
Share in the results of associates		6,088	4,862
		6,088	4,862
Net financial results	7
Financial income		9,280	8,856
Financial expenses		(54,924)	(55,185)
Other financial items, net		35,352	45,729
		(10,292)	(600)

Income before tax		203,989	58,222

Income tax (expense) benefit	8 (a)	(85,938)	(29,494)

Net income for the period		118,051	28,728
Attributable to NEXA's shareholders		89,306	11,849
Attributable to non-controlling interests		28,745	16,879
Net income for the period		118,051	28,728
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted earnings per share – USD		0.67	0.09

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 3 of 23

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

Statement of comprehensive income

		March 31,	March 31,
	Note	2026	2025
Net income for the period		118,051	28,728

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	683	32
Deferred income tax	8 (b)	(199)	(44)
Translation adjustment of foreign subsidiaries		51,652	47,633
		52,136	47,621

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (c)	(191)	897
Deferred income tax	8 (b)	65	(306)
Changes in fair value of investments in equity instruments		(913)	(2,270)
		(1,039)	(1,679)
Other comprehensive income for the period, net of income tax		51,097	45,942

Total comprehensive income for the period		169,148	74,670
Attributable to NEXA’s shareholders		138,085	54,268
Attributable to non-controlling interests		31,063	20,402
Total comprehensive income for the period		169,148	74,670

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 4 of 23

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

Balance

		March 31,	December 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents		390,079	515,871
Financial investments		5,878	5,687
Other financial instruments	10 (a)	20,889	18,643
Trade accounts receivables		248,275	228,588
Inventory	11	434,952	414,395
Recoverable income tax		12,869	11,812
Other assets		91,832	77,225
		1,204,774	1,272,221

Non-current assets
Investments in equity instruments		4,306	5,219
Other financial instruments	10 (a)	18,187	18,124
Deferred income tax	8 (b)	312,906	307,293
Recoverable income tax		6,962	6,592
Other assets		224,510	211,427
Investments in associates		21,459	32,274
Property, plant and equipment	12 (a)	2,512,809	2,433,672
Intangible assets	13 (a)	874,928	877,928
Right-of-use assets	14 (a)	99,408	110,167
		4,075,475	4,002,696

Total assets		5,280,249	5,274,917

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	137,656	55,415
Lease liabilities	14 (b)	45,089	45,516
Other financial instruments	10 (a)	35,670	32,233
Trade payables		420,210	500,025
Confirming payables		352,034	415,388
Dividends payable		13,606	26,918
Asset retirement, restoration and environmental obligations	16	38,547	39,326
Provisions		27,708	23,558
Contractual obligations		10,301	18,166
Salaries and payroll charges		63,351	83,597
Tax liabilities		145,977	83,368
Other liabilities		124,770	143,834
		1,414,919	1,467,344

Non-current liabilities
Loans and financings	15 (a)	1,630,477	1,650,569
Lease liabilities	14 (b)	71,794	75,618
Other financial instruments	10 (a)	66,748	71,660
Asset retirement, restoration and environmental obligations	16	276,280	281,107
Tax liabilities		43,545	96,333
Provisions		30,213	29,913
Deferred income tax	8 (b)	175,723	177,945
Contractual obligations		64,422	72,596
Other liabilities		58,550	62,269
		2,417,752	2,518,010

Total liabilities		3,832,671	3,985,354

Shareholders’ equity
Attributable to NEXA’s shareholders		1,141,019	1,002,934
Attributable to non-controlling interests		306,559	286,629
		1,447,578	1,289,563
Total liabilities and shareholders’ equity		5,280,249	5,274,917

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The accompanying notes are an integral part of these condensed consolidated interim financial statements. 5 of 23

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

Cash flows

		March 31,	March 31,
	Note	2026	2025
Cash flows from operating activities
Income before tax		203,989	58,222
Depreciation and amortization	5	77,358	65,809
Impairment (reversal) loss of long-lived assets	17	(1,351)	297
Share in the results of associates		(6,088)	(4,862)
Interest, foreign exchange and other financial effects		32,459	35,641
Loss on sale and write-off of property, plant and equipment	6	1,089	101
Changes in provisions and other assets impairments		5,174	7,918
Changes in fair value of loans and financings	15 (c)	(420)	(848)
Debt modification gain	15 (c)	(203)	-
Changes in fair value of derivative financial instruments	10 (c)	(5,150)	(1,454)
Changes in fair value of energy forward contracts	10 (d)	(1,029)	(6,172)
Changes in fair value of offtake agreement	10 (e)	5,451	11,236
Price cap realized in offtake agreement	10 (e)	(3,264)	(773)
Decrease (increase) in assets
Trade accounts receivables		(30,043)	(11,928)
Inventory		(14,625)	(22,161)
Other financial instruments		1,028	2,707
Other assets		(1,017)	(60,637)
Increase (decrease) in liabilities
Trade payables		(98,094)	(120,521)
Confirming payables		(71,093)	(2,387)
Other liabilities		(68,882)	(59,276)
Cash provided by (used in) operating activities		25,289	(109,088)
Interest paid on loans and financings	15 (c)	(20,005)	(29,657)
Interest paid on lease liabilities	14 (b)	(2,510)	(1,853)
Income tax paid		(58,362)	(44,071)
Net cash used in operating activities		(55,588)	(184,669)
Cash flows from investing activities
Additions of property, plant and equipment	12 (a)	(71,719)	(50,454)
Additions of intangible assets	13 (a)	(23)	(278)
Net sales of financial investments		1,812	17,752
Payment for acquisition of subsidiary, net of cash acquired		-	997
Proceeds from the sale of property, plant and equipment		131	221
Net cash used in investing activities		(69,799)	(31,762)
Cash flows from financing activities
New loans and financings	15 (c)	40,000	-
Payments of loans and financings	15 (c)	(7,696)	(6,548)
Payments of lease liabilities	14 (b)	(13,055)	(8,577)
Dividends paid	1.1 (a)	(25,324)	(329)
Purchase of non-controlling interest shares		-	(11)
Capital contribution of non-controlling interest to subsidiary		-	1,864
Net cash used in financing activities		(6,075)	(13,601)

Foreign exchange effects on cash and cash equivalents		5,670	4,319

Decrease in cash and cash equivalents		(125,792)	(225,713)
Cash and cash equivalents at the beginning of the period		515,871	620,537
Cash and cash equivalents at the end of the period		390,079	394,824
Non-cash investing and financing transactions
Additions to right-of-use assets	14 (a)	(10,347)	(16,510)
Write-offs of property, plant and equipment	12 (a)	2,970	322
Write-offs of right-of-use assets	14 (a)	11,422	-
Write-offs of asset retirement obligations	16 (a)	2,584	-
Consolidation effect on subsidiary acquisition		-	210

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 6 of 23

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity Unaudited

At and for the three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

Changes in shareholder’s equity

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	11,849	-	11,849	16,879	28,728
Other comprehensive income for the period	-	-	-	-	42,419	42,419	3,523	45,942
Total comprehensive income for the period	-	-	-	11,849	42,419	54,268	20,402	74,670
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(20,018)	(20,018)
Capital contribution of non-controlling interest to subsidiary	-	-	-	-	-	-	1,864	1,864
Effects of transactions with non-controlling interest in subsidiary	-	-	-	1,005	-	1,005	(1,016)	(11)
Total contributions by and distributions to shareholders	-	-	-	1,005	-	1,005	(19,170)	(18,165)
At March 31, 2025	132,438	1,012,629	1,245,418	(1,228,136)	(293,146)	869,203	247,595	1,116,798

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2026	132,438	999,229	1,245,418	(1,107,851)	(266,300)	1,002,934	286,629	1,289,563
Net income for the period	-	-	-	89,306	-	89,306	28,745	118,051
Other comprehensive income for the period	-	-	-	-	48,779	48,779	2,318	51,097
Total comprehensive income for the period	-	-	-	89,306	48,779	138,085	31,063	169,148
Dividends distribution to non-controlling interests – note 1.1 (a)	-	-	-	-	-	-	(11,133)	(11,133)
Total contributions by and distributions to shareholders	-	-	-	-	-	-	(11,133)	(11,133)
At March 31, 2026	132,438	999,229	1,245,418	(1,018,545)	(217,521)	1,141,019	306,559	1,447,578

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 7 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1 Main events for the three-months ended on March 31, 2026

(a)	Dividends distribution and share premium reimbursement

NEXA

On February 26, 2026, the Company’s Board of Directors recommended, subject to approval by the Company’s Annual General Meeting expected to be held on June 26, 2026, a cash distribution to the Company’s shareholders of approximately USD 17,454 to be paid on August 26, 2026, as share premium reimbursement, in accordance with the dividend policy effective since January 2025. As formal approval by the Annual General Meeting had not yet occurred as of the reporting date, no liability has been recognized in respect of this distribution.

Pollarix

On January 19, 2026, Pollarix paid dividends related to prior quarters, totaling USD 31,882 (BRL 167,880). Of this amount, USD 25,324 (BRL 133,345) was paid to non-controlling interests and USD 6,558 (BRL 34,535) was paid to Nexa BR.

On March 20, 2026, Pollarix’s Management approved at the Company’s Annual General Meeting, the dividends related to prior earnings, totaling USD 14,016 (BRL 73,806), with USD 2,883 (BRL 15,183) allocated to Nexa BR and USD 11,133 (BRL 58,623) allocated to non-controlling interests.

(b)	Tax claim payments

In January of 2026, the Company paid USD 12,210 regarding specific Peruvian uncertain income tax positions, as explained in note 8 (c). Part of this amount, totaling 8,319, was recorded under “other assets” as “tax claim payments”.

(c)	New loans and financing operations

On March 4, 2026, the Company entered into an Export Prepayment Loan agreement (“ACC”) for a principal amount of USD 40,000, at an annual rate of 4.69%. The loan matures in 6 months and is repayable in a single installment upon submission of supporting exports documentation. Further information regarding this transaction is disclosed in note 15.

(d)      Iran conflict impacts on the Group´s financial statements and operations

The ongoing conflict between the United States and Iran, including geopolitical tensions and retaliatory measures, has created global security concerns and economic uncertainty, including the possibility of expanded regional or global conflict. These developments have had, and are likely to continue to have, adverse impacts globally. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand for the Group’s products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. As of the date of this report, the Group has not identified any material impacts on its operations, financial condition, or cash flows. However, the Group cannot predict the potential future impact of these developments on its business and operation and continues to closely monitor the situation.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect NEXA’s operational performance for the year/period.

The Adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

					March 31,
					2026
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	460,404	608,563	(181,973)	1,327	888,321
Cost of sales	(230,315)	(565,724)	181,973	(2,109)	(616,175)
Gross profit	230,089	42,839	-	(782)	272,146

Selling, general and administrative	(21,168)	(20,615)	-	1,170	(40,613)
Mineral exploration and project evaluation	(14,551)	(585)	-	(995)	(16,131)
Impairment reversal of long-lived assets	1,351	-	-	-	1,351
Other income and expenses, net	(7,231)	(2,022)	-	693	(8,560)
Operating income	188,490	19,617	-	86	208,193

Depreciation and amortization	45,413	31,924	-	21	77,358
Miscellaneous adjustments	(2,501)	(423)	-	-	(2,924)
Adjusted EBITDA	231,402	51,118	-	107	282,627
Changes in fair value of offtake agreement – note 10 (e) / (i)					(2,187)
Impairment reversal of long-lived assets – note 17					1,351
Loss on sale of property, plant and equipment					(1,089)
Asset retirement obligations remeasurement estimate – note 12 and 16 (a)					3,820
Change in fair value of energy forward contracts – note 10 (d) / (ii)					1,029
Miscellaneous adjustments					2,924
Depreciation and amortization					(77,358)
Share in result of associate					6,088
Net financial results					(10,292)
Income before income tax					203,989

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					March 31,
					2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	313,232	453,563	(142,402)	2,722	627,115
Cost of sales	(214,974)	(424,415)	142,402	(3,565)	(500,552)
Gross profit	98,258	29,148	-	(843)	126,563

Selling, general and administrative	(18,372)	(17,389)	-	651	(35,110)
Mineral exploration and project evaluation	(15,191)	(768)	-	7	(15,952)
Impairment loss of long-lived assets	(297)	-	-	-	(297)
Other income and expenses, net	(22,084)	1,396	-	(556)	(21,244)
Operating income	42,314	12,387	-	(741)	53,960

Depreciation and amortization	42,140	22,942	-	727	65,809
Miscellaneous adjustments	9,224	(3,983)	-	-	5,241
Adjusted EBITDA	93,678	31,346	-	(14)	125,010
Changes in fair value of offtake agreement – note 10 (e) / (i)					(10,463)
Impairment loss of long-lived assets – note 17					(297)
Loss on sale and write-off of property, plant and equipment					101
Remeasurement in estimates of asset retirement obligations – note 12 and 16 (a)					(817)
Change in fair value of energy forward contracts – note 10 (d) / (ii)					6,172
Other restoration obligations					63
Miscellaneous adjustments					(5,241)
Depreciation and amortization					(65,809)
Share in result of associate					4,862
Net financial results					(600)
Income before income tax					58,222

(i) This amount represents the change in the fair value of the offtake agreement disclosed in note 10 (e), which is being measured at Fair value through profit or loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 10 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three months ended on March 31, 2026, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the ® IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on March 31, 2026, and 2025. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on March 31, 2026, and 2025 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2025, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three months ended on March 31, 2026, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

These condensed consolidated interim financial statements for the three months ended on March 31, 2026, were approved on May 05, 2026, to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	March 31,	March 31,
	2026	2025
Gross billing (i)	982,860	689,436
Billing from products	961,161	667,215
Billing from freight, contracting insurance services and others	21,699	22,221
Taxes on sales	(94,275)	(61,710)
Return of products sales	(264)	(611)
Net revenues	888,321	627,115

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(i) Gross billing increased in the three-month period ended March 31, 2026, compared to the same period in 2025, mainly due to higher sales volume in Peru, driven by increased billing of zinc, lead, copper concentrates and silver, supported by increased metal prices.

5	Expenses by nature
				March 31,
				2026
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(345,746)	-	-	(345,746)
Third-party services	(118,753)	(14,694)	(9,609)	(143,056)
Depreciation and amortization	(76,187)	(1,037)	(134)	(77,358)
Employee benefit expenses	(66,197)	(21,619)	(4,630)	(92,446)
Other expenses	(9,292)	(3,263)	(1,758)	(14,313)
	(616,175)	(40,613)	(16,131)	(672,919)

				March 31,
				2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(270,541)	-	-	(270,541)
Third-party services	(109,801)	(9,951)	(10,354)	(130,106)
Depreciation and amortization	(65,052)	(591)	(166)	(65,809)
Employee benefit expenses	(48,010)	(16,586)	(3,081)	(67,677)
Other expenses	(7,148)	(7,982)	(2,351)	(17,481)
	(500,552)	(35,110)	(15,952)	(551,614)

(i) As of March 31, 2026, the Company recognized USD 9,580 in cost of sales related to idle capacity, mainly attributable to operational disruptions affecting production levels, including USD 7,995 at El Porvenir due to a mechanical incident and seismic events, and USD 1,585 at Atacocha due to a 23- day stoppage caused by local community-related disruptions at the San Gerardo open pit, which was subsequently resolved. As of March 31, 2025, the Company recognized idle capacity costs totaling USD 2,888 related to idle capacity in Juiz de Fora due to the temporary shutdown of an emissions control system, which was subsequently resolved.

(ii) Raw materials and consumables increased in the three-month period ended March 31, 2026, compared to the same period in 2025, mainly due to higher sales of refined zinc to the external market at the Nexa Resources Cajamarquilla (“Nexa CJM”) smelter and higher LME prices, resulting in increased production levels and, consequently, greater consumption of raw materials and consumables.

6	Other income and expenses, net
	March 31,	March 31,
	2026	2025
Refund over income tax penalties (i)	1,689	-
Changes in asset retirement, restoration and environmental obligations – note 16	2,657	(933)
Changes in fair value of energy forward contracts – note 10 (d)	1,029	6,172
Changes in fair value of derivative financial instruments – note 10 (c)	(97)	(29)
Contribution to communities	(929)	(1,651)
Loss on sale and write-off of property, plant and equipment	(1,089)	(101)
Slow moving and obsolete inventory	(3,242)	(3,837)
Provision for legal claims	(4,457)	(5,887)
Changes in fair value of offtake agreement – note 10 (e)	(5,451)	(11,236)
Others	1,330	(3,742)
	(8,560)	(21,244)

(i) The Company received USD 7,594 in the first quarter of 2026, following a favorable decision by Sunat related to the Nexa CJM 2014 income tax discussion concerning transfer pricing adjustments. An amount of USD 1,689, corresponding to the refund of fines and penalties, was recognized in “other income and expenses”. The remaining amount was recognized as follows: USD 4,750 as “Interest related to uncertain tax positions” within “financial income”, and USD 1,155 as a gain within “Income tax”.

12 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results

	March 31,	March 31,
	2026	2025
Financial income
Interest income on financial investments and cash equivalents	1,696	3,185
Interest related to uncertain tax positions – note 6 (i)	4,934	3,535
Monetary adjustments	1,392	1,533
Interest on tax credits	339	220
Other financial income	919	383
	9,280	8,856

Financial expenses
Interest in loans and financings	(32,109)	(32,231)
Interest on asset retirement and environmental obligations – note 16 (a)	(6,691)	(6,181)
Interest on factoring operations and confirming payables	(4,957)	(3,752)
Interest on lease liabilities – note 14 (b)	(2,620)	(2,216)
Interest on other liabilities	(2,212)	(1,465)
Interest related to uncertain tax positions	(1,364)	(4,271)
Interest on contractual obligations	(731)	(840)
Interest on VAT discussions	(304)	-
Other financial expenses	(3,936)	(4,229)
	(54,924)	(55,185)

Other financial items, net
Changes in fair value of derivative financial instruments – note 10 (c)	11,520	35
Changes in fair value of loans and financings – note 15 (c)	420	848
Debt modification gain – note 15 (c)	203	-
Foreign exchange gains (i)	23,209	44,846
	35,352	45,729

Net financial results	(10,292)	(600)

Okma

(i) The amounts for the three-month period ended in March, 31 2026, are mainly related to exchange-rate variations on USD- denominated accounts receivable and payable between Nexa BR and NEXA, as well as on intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and on foreign-currency denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which strengthened against the USD in 2026.

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	March 31,	March 31,
	2026	2025
Income before income tax	203,988	58,222
Luxembourg statutory income tax rate	23.87%	23.87%

Expected income tax expense at statutory rate	(48,692)	(13,898)
Tax effects of translation of non-monetary assets/liabilities to functional currency	(16,179)	7,273
Uncertain income tax treatment	2,603	4,167
Special mining levy and special mining tax	(13,434)	(3,235)
Difference in tax rate of subsidiaries outside Luxembourg	(13,271)	(6,771)
Unrecognized deferred tax on net operating losses	(8,743)	(9,572)
Estimated annual effective income tax rate effect	13,136	(3,368)
Other tax differences	(1,358)	(4,090)
Income tax (expense) benefit	(85,938)	(29,494)

Current	(80,796)	(21,285)
Deferred	(5,142)	(8,209)
Income tax (expense) benefit	(85,938)	(29,494)

13 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Effects of deferred tax on income statements and other comprehensive income

	March 31,	March 31,
	2026	2025
Balance at the beginning of the period	129,348	104,352
Effect on income for the period	(5,142)	(8,209)
Effect on other comprehensive (loss) income – fair value adjustment	65	(306)
Effect on other comprehensive (loss) income – hedge accounting	(199)	(44)
Effects of consolidation of acquired subsidiary	-	1,997
Effect on other comprehensive income – translation effect included in cumulative translation adjustment	13,111	14,573
Balance at the end of period	137,183	112,363
(c)	Summary of uncertain tax positions on income tax

As of March 31, 2026, the Company’s main uncertain tax positions are related to: (i) the interpretation of the application of the Cerro Lindo tax stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of contingent liabilities related to these uncertain tax positions that have not been recognized in the balance sheet as of March 31, 2026, amounts to USD 349,954 (USD 362,147 on December 31, 2025). Of this amount, USD 164,232 corresponds to matters associated with the Cerro Lindo tax stability agreement and the deductibility of certain costs and expenses. The decrease of USD 2,958 compared to December 31, 2025 (USD 167,190) is mainly due to the recognition of interest and the effect of exchange rate variation.

With respect to Cerro Lindo 2019 tax stability discussion, during the first quarter of 2026, the Company paid USD 12,210 to obtain a 60% reduction in penalties and interest, without affecting its legal position that it is more-likely-than-not that these tax positions will be sustained upon examination. Of this amount, USD 3,891 was offset against part of the tax liability previously recognized, and USD 8,319 was recognized as “tax claim payments” under “other assets”. Such payment has been submitted to the courts, and a provision may be recognized for this balance if the likelihood of loss becomes probable, or the payments may be recoverable in cash if the Company prevails in these proceedings.

The provision for tax uncertainties related to the Cerro Lindo tax stability agreement amounted to USD 123,818 (USD 130,709 as of December 31, 2025) and is recognized under “Tax Liabilities” in the balance sheet.

In addition, the total amount paid and recorded as “tax claim payments” under “other assets”, related to the Cerro Lindo tax stability discussions for the 2018 and 2019 tax periods and transfer pricing discussions, totaled USD 132,368 as of March 31, 2026 (USD 125,670 as of December 31, 2025). These payments do not constitute an acknowledgment of liability. They arise from ongoing legal proceedings for which the Company has not recognized a provision but was required to make such payments to continue pursuing its legal defense before the competent authorities.

Except for the movements described above, there were no significant changes in the nature or status of the Company’s uncertain tax positions compared to those disclosed in the consolidated financial statements for the year ended December 31, 2025, to which reference is made for further details.

14 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				March 31,
					2026
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		390,079	-	-	390,079
Financial investments		5,878	-	-	5,878
Other financial instruments	10 (a)	-	39,076	-	39,076
Trade accounts receivables (i)		62,727	185,548	-	248,275
Investments in equity instruments		-	-	4,306	4,306
Related parties (ii)		18,706	-	-	18,706
		477,390	224,624	4,306	706,320
Liabilities per balance sheet
Loans and financings	15 (a)	1,676,471	91,662	-	1,768,133
Lease liabilities	14 (b)	116,883	-	-	116,883
Other financial instruments	10 (a)	-	102,418	-	102,418
Trade payables		420,210	-	-	420,210
Confirming payables		352,034	-	-	352,034
Dividends payable		13,606	-	-	13,606
Use of public assets (iii)		19,284	-	-	19,284
Related parties (iii)		4,558	-	-	4,558
		2,603,046	194,080	-	2,797,126

					December 31,
					2025
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		515,871	-	-	515,871
Financial investments		5,687	-	-	5,687
Other financial instruments	10 (a)	-	36,767	-	36,767
Trade accounts receivables (i)		35,973	192,615	-	228,588
Investments in equity instruments		-	-	5,219	5,219
		557,531	229,382	5,219	792,132
Liabilities per balance sheet
Loans and financings	15 (a)	1,614,386	91,598	-	1,705,984
Lease liabilities	14 (b)	121,134	-	-	121,134
Other financial instruments	10 (a)	-	103,893	-	103,893
Trade payables		500,025	-	-	500,025
Confirming payables		415,388	-	-	415,388
Dividends payable		26,918	-	-	26,918
Use of public assets (iii)		18,808	-	-	18,808
Related parties (iii)		4,695	-	-	4,695
		2,701,354	195,491	-	2,896,845

(i) Composed of receivables included in the forfaiting program and receivables from sales that are subsequently adjusted based on changes in LME prices.

(ii) Classified as “Other assets” in the consolidated balance sheet.

(iii) Classified as “Other liabilities” in the consolidated balance sheet.

15 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by hierarchy

				March 31,
				2026
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	39,076	39,076
Trade accounts receivables		-	185,548	185,548
Investments in equity instruments (i)		4,306	-	4,306
		4,306	224,624	228,930
Liabilities
Loans and financings designated at fair value (ii)		-	91,662	91,662
Other financial instruments	10 (a)	-	102,418	102,418
		-	194,080	194,080

				December 31,
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	36,767	36,767
Trade accounts receivables		-	192,615	192,615
Investments in equity instruments (i)		5,219	-	5,219
		5,219	229,382	234,601
Liabilities
Loans and financings designated at fair value (ii)		-	91,598	91,598
Other financial instruments	10 (a)	-	103,893	103,893
		-	195,491	195,491

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.

10	Other financial instruments
(a)	Composition

				March 31,
				2026
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	19,113	-	1,776	20,889
Non-current assets	17,998	-	189	18,187
	37,111	-	1,965	39,076

Current liabilities	(14,717)	(20,953)	-	(35,670)
Non-current liabilities	(14,818)	(45,143)	(6,787)	(66,748)
	(29,535)	(66,096)	(6,787)	(102,418)
Other financial instruments, net	7,576	(66,096)	(4,822)	(63,342)

			December 31, 2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	16,554	-	2,089	18,643
Non-current assets	18,124	-	-	18,124
	34,678	-	2,089	36,767

Current liabilities	(11,646)	(20,587)	-	(32,233)
Non-current liabilities	(20,691)	(43,322)	(7,647)	(71,660)
	(32,337)	(63,909)	(7,647)	(103,893)
Other financial instruments, net	2,341	(63,909)	(5,558)	(67,126)

16 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by strategy

			March 31,		December 31,
			2026		2025
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Concentrate Sales (i)
Silver Zero Cost Collar	Oz	1,115,856	(6,040)	1,651,819	(6,478)
Gold Zero Cost Collar	Oz	1,043	(124)	2,067	(3)
			(6,164)		(6,481)
Mismatches of quotational periods
Zinc forward	ton	215,432	653	239,304	1,053
			653		1,053
Metal sales
Zinc forward	ton	2,498	44	3,249	548
			44		548
Interest rate risk
IPCA vs. CDI	BRL	100,000	(230)	100,000	(421)
CDI vs. USD (ii)	BRL	650,000	13,273	650,000	7,642
			13,043		7,221

			7,576		2,341

(i) On December 16, 2025, the Company entered into gold and silver Zero Cost Collar (“ZCC”) derivative contracts to hedge forecasted revenues, aiming to mitigate commodity price risk in its Peruvian operations during 2026. The instruments have monthly maturities through December 2026 and limit downside price risk while capping upside exposure.

(ii) On March 28, 2025, NEXA entered into a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures maturing in 2030. The instrument mirrors the debentures’ cash flows, is measured at FVTPL, and its effects are recognized in net financial results.

(c)	Changes in fair value in the three months ended on March 31

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized loss (gain)
Concentrate sales	-	(1,925)	(51)	-	317	1,976
Mismatches of quotational periods	(7,674)	3,098	(46)	-	366	3,918
Sales of zinc at a fixed price	-	228	-	-	-	(747)
Interest rate risk – IPCA vs. CDI	-	-	-	91	-	120
Interest rate risk – CDI vs. USD	-	-	-	11,429	-	(6,295)
March 31, 2026	(7,674)	1,401	(97)	11,520	683	(1,028)

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized loss (gain)
Mismatches of quotational periods	9,456	(7,856)	(29)	-	32	(2,730)
Sales of zinc at a fixed price	-	(152)	-	-	-	(48)
Interest rate risk – IPCA vs. CDI	-	-	-	(154)	-	71
Interest rate risk – CDI vs. USD	-	-	-	189	-	-
March 31, 2025	9,456	(8,008)	(29)	35	32	(2,707)

17 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Energy forward contracts

			Notional	Notional
	March 31,2026	March 31,2025	March 31,2026	March 31,2025
Balance at the beginning of the period	(5,558)	(13,670)	652,184	747,498
Changes in fair value	1,029	6,172	-	-
Foreign exchanges effects	(293)	(950)	-	-
Energy forward contracts (Megawatts)	-	-	(54,609)	(7,967)
Balance at the end of period	(4,822)	(8,448)	597,575	739,531

Bookmark

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

			Notional (tons)	Notional (tons)
	March 31,2026	March 31, 2025	March 31, 2026	March 31, 2025
Balance at the beginning of the period	(63,909)	(19,666)	18,662	22,288
Changes in fair value (i)	(5,451)	(11,236)	-	-
Deliveries of copper concentrates (ii)	-	-	(1,401)	(882)
Price cap realized (i)	3,264	773	-	-
Balance at the end of period	(66,096)	(30,129)	17,261	21,406

(i) During 2026 and 2025, changes in fair value increased for future deliveries due to higher forward copper prices in the long term. However, this effect was partially offset in the same periods, when copper prices exceeded the price cap, reducing the financial instrument liability related to these sales transactions, with revenue recognized at fair value.

(ii) Since June 2023, the Company has been delivering copper concentrates under an offtake agreement, signed in January 2022 (amended in July 2023), to sell 100% of the copper concentrate produced at Aripuanã for a period of 5 years or until NEXA fulfills the delivery of the specified agreed volume. The Company estimates that the full committed copper volumes will be delivered by the end of 2029. The transaction price under the agreement is below current market prices due to a price cap established in the contract.

11	Inventory
(a)	Composition
(b)	bookmark

	March 31, 2026	December 31, 2025
Finished products (i)	159,626	139,488
Semi-finished products (ii)	126,021	120,155
Raw materials	73,454	80,434
Auxiliary materials and consumables	136,423	128,503
Inventory provisions (iii)	(60,572)	(54,185)
	434,952	414,395

(i) Finished products increased during the three-month period ended March 31, 2026, compared to the same period in 2025, mainly reflecting higher zinc concentrate inventories in Nexa Peru and Nexa Cajamarquilla, driven by temporary period-end build-ups resulting from timing effects between production and dispatches. This increase also reflects normal commercial and logistics timing, as well as higher inventories at Nexa Resources US (“Nexa US”), consistent with the strategy to expand market share.

(ii) Semi-finished products increased during the three-month period ended March 31, 2026, compared to December 31, 2025, mainly reflecting higher inventories at Nexa BR driven by production dynamics and shipment timing. The increase also reflects inventory management initiatives, including optimization of blend composition, advance purchases of imported materials with longer lead times, and the build-up of strategic inventories to support operational continuity. Additionally, higher LME prices contributed to the increase in certain inventories. This was partially offset by lower zinc calcine and zinc sheet inventories at Nexa CJM, mainly due to a temporary roaster shutdown and higher material consumption in leaching and electrolysis.

(iii) Inventory provisions increased during the three-month period ended March 31, 2026, compared to the same period in 2025, mainly due to higher slow-moving provisions at Nexa BR, primarily related to maintenance materials.

18 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the three months ended on March 31

							March 31,	March 31,
							2026	2025
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Others	Total	Total
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Cost	1,942,174	2,586,948	542,522	213,674	126,979	37,525	5,449,822	5,018,137
Accumulated depreciation and impairment	(881,985)	(1,880,622)	(73,108)	(96,864)	(71,301)	(12,270)	(3,016,150)	(2,920,629)
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Additions	-	17	71,702	-	-	-	71,719	55,338
Disposals and write-offs	(3)	(286)	(56)	(2,584)	-	(41)	(2,970)	(322)
Depreciation	(19,107)	(29,834)	-	(2,575)	(215)	(259)	(51,990)	(40,264)
Impairment reversal (loss) of long-lived assets - note 17	-	58	1,293	-	-	-	1,351	(297)
Foreign exchange effects	37,168	26,998	10,112	5,088	61	930	80,357	100,041
Remeasurement 16 (ii)	-	-	-	(13,860)	-	-	(13,860)	(8,211)
Effect of new subsidiary acquisition	-	-	-	-	-	-	-	854
Transfers	23,271	28,878	(52,233)	-	(5,386)	-	(5,470)	(4,112)
Balance at the end of period	1,101,518	732,157	500,232	102,879	50,138	25,885	2,512,809	2,200,535
Cost	2,015,553	2,689,600	572,922	220,323	121,724	38,803	5,658,925	5,138,750
Accumulated depreciation and impairment	(914,035)	(1,957,443)	(72,690)	(117,444)	(71,586)	(12,918)	(3,146,116)	(2,938,215)
Balance at the end of period	1,101,518	732,157	500,232	102,879	50,138	25,885	2,512,809	2,200,535

Average annual depreciation rates %	3	10	-	UoP	UoP	8

19 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the three months ended on March 31

kmark

				March 31,	March 31,
				2026	2025
	Goodwill	Rights to use natural resources	Others	Total	Total
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Cost	318,239	1,844,122	51,630	2,213,991	2,176,592
Accumulated amortization and impairment	(12,031)	(1,295,276)	(28,756)	(1,336,063)	(1,341,905)
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Additions	-	16	7	23	278
Amortization	-	(11,665)	(786)	(12,451)	(16,286)
Foreign exchange effects	396	3,247	1,149	4,792	6,354
Effect of new subsidiary acquisition	-	-	-	-	7
Disposals and write-offs	-	(834)	-	(834)	-
Transfers	-	5,386	84	5,470	4,112
Balance at the end of period	306,604	544,996	23,328	874,928	829,152
Cost	319,287	1,852,506	53,900	2,225,693	2,218,035
Accumulated amortization and impairment	(12,683)	(1,307,510)	(30,572)	(1,350,765)	(1,388,883)
Balance at the end of period	306,604	544,996	23,328	874,928	829,152

Average annual amortization rates %	-	UoP	8

14	Right-of-use assets and lease liabilities
(a)	Right-of-use assets – Changes in the three months ended on March 31

					March	March
					31, 2026	31, 2025
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
Cost	36,673	155,940	4,976	16,205	213,794	157,708
Accumulated amortization	(13,035)	(84,393)	(400)	(5,799)	(103,627)	(72,443)
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
New contracts	23	9,047	814	463	10,347	16,510
Renegotiation of contracts	-	-	-	-	-	(121)
Derecognition of right-of-use (i)	(11,422)	-	-	-	(11,422)	-
Amortization	(284)	(10,222)	(537)	(1,874)	(12,917)	(9,259)
Remeasurement	-	375	(28)	-	347	(593)
Foreign exchange effects	309	2,233	60	284	2,886	1,150
Effect of new subsidiary acquisition	-	-	-	-	-	3,094
Balance at the end of period	12,264	72,980	4,885	9,279	99,408	96,046
Cost	17,341	141,798	5,723	17,132	181,994	164,678
Accumulated amortization	(5,077)	(68,818)	(838)	(7,853)	(82,586)	(68,632)
Balance at the end of period	12,264	72,980	4,885	9,279	99,408	96,046

Average annual amortization rates %	31	34	33	37

(i) The adjustment arises from the derecognition of a right-of-use asset (“ROU”) following its classification as a finance sublease under IFRS 16. Accordingly, the ROU asset was replaced by a sublease receivable (net investment). Furthermore, there was no termination or early settlement of the head lease, which remains recognized as a lease liability.

20 of 23

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Lease liabilities – Changes in the three months ended on March 31

	March 31,	March 31,
	2026	2025
Balance at the beginning of the period	121,134	95,899
New contracts	10,347	16,510
Payments of lease liabilities	(13,055)	(8,577)
Interest paid on lease liabilities	(2,510)	(1,853)
Remeasurement	(3,879)	(593)
Accrued interest - note 7	2,620	2,216
Foreign exchange effects	2,226	407
Effect of new subsidiary acquisition	-	3,745
Balance at the end of period	116,883	107,754
Current liabilities	45,089	38,494
Non-current liabilities	71,794	69,260

ookmark

15	Loans and financings
(a)	Composition
					Total		Fair value
				March	December	March	December
				31,2026	31,2025	31, 2026	31, 2025
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.67%	35,540	1,202,885	1,238,425	1,221,571	1,392,318	1,394,529
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.80%	28,398	150,085	178,483	175,359	161,426	164,974
Debentures	CDI+ 1.50%	(120)	123,950	123,830	122,124	126,120	123,185
Export credit notes	SOFR TERM + 1.88% SOFR + 2.40%	30,229	91,288	121,517	122,148	121,171	123,799
Bank credit note	SOFR TERM + 2.20%	-	50,852	50,852	50,149	50,361	49,594
Advance on export foreign exchange contract	Pre-USD 4.69%	40,130	-	40,130	-	39,651	-
Other		3,479	11,417	14,896	14,633	12,543	12,349
		137,656	1,630,477	1,768,133	1,705,984	1,903,590	1,868,430
Current portion of long-term loans and financings (principal)		97,754
Interest in loans and financings		39,902
(b)	Loans and financing transactions during the three-month period ended March 31, 2026

On March 4, 2026, to strengthen its short-term liquidity position, the Company entered into an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 208,360), at an annual interest rate of 4.69%. The loan has a six-month tenor, maturing on August 31, 2026.

(c)	Changes in the three months ended on March 31

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	March 31,	March 31,
	2026	2025
Balance at the beginning of the period	1,705,984	1,762,633
New loans and financings	40,000	-
Interest accrual	32,972	33,093
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	191	(897)
Changes in fair value of loans and financings - note 7	(420)	(848)
Debt modification gain - note 7 / (i)	(203)	-
Payments of loans and financings	(7,696)	(6,548)
Foreign exchange effects	17,310	24,100
Interest paid on loans and financings	(20,005)	(29,657)
Balance at the end of period	1,768,133	1,781,876

(i) In March 2026, the Company renegotiated the terms of its Export Credit Note maturing in 2027, with an outstanding principal amount of USD 30,000, reducing the interest rate from term SOFR plus 2.40% to term SOFR plus 1.80%. This transaction was accounted for as a debt modification, and a gain of USD 203 was recognized in finance income, as shown in note 7.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Maturity profile
							March 31,
							2026
	2026	2027	2028	2029	2030	As from 2031	Total
Eurobonds – USD (i)	35,824	(1,132)	110,050	(953)	(953)	1,095,589	1,238,425
BNDES	23,442	19,830	19,830	14,405	14,405	86,571	178,483
Debentures (i)	(71)	(195)	(195)	(195)	124,486	-	123,830
Export credit notes (i)	360	29,507	(487)	92,137	-	-	121,517
Bank credit note	852	-	50,000	-	-	-	50,852
Advance on export foreign exchange contract	40,130	-	-	-	-	-	40,130
Other	1,981	2,583	2,583	2,583	2,583	2,583	14,896
	102,518	50,593	181,781	107,977	140,521	1,184,743	1,768,133

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Guarantees and covenants

During the year ended December 31, 2025, the Company engaged in negotiations with BNDES and, on December 22, 2025, received a letter from the institution (the “Letter”) approving the replacement of the existing financial covenants with a new contractual obligation to maintain a minimum corporate credit rating. This replacement became effective as of December 31, 2025, and the related contractual amendments were formally executed on April 16, 2026.

Under the contractual amendments the Company is required to maintain the following minimum global-scale corporate credit ratings: (i) Fitch Ratings: BB+; and (ii) Moody’s: Ba3.

As of March 31, 2026, the Company was in compliance with these requirements, with a BBB- corporate credit ratings by Fitch and Ba2 by Moody’s. Management has not identified any condition that would indicate a potential downgrade below the required levels or non-compliance with the revised covenant.

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the three months ended on March 31

			March 31,	March 31,
			2026	2025
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	284,811	35,622	320,433	279,388
Additions	-	600	600	6,186
Payments	(2,409)	(471)	(2,880)	(2,489)
Interest accrual - note 7	5,961	730	6,691	6,181
Remeasurement - discount rate (i) / (ii)	(17,680)	563	(17,117)	(8,580)
Write-offs	(2,584)	-	(2,584)	-
Foreign exchange effects	7,736	1,948	9,684	12,401
Balance at the end of period	275,835	38,992	314,827	293,087
Current liabilities	31,590	6,957	38,547	44,596
Non-current liabilities	244,245	32,035	276,280	248,491

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(i) As of March 31, 2026, the credit risk-adjusted rate used for Peru ranged between 10.71% and 12.86% (December 31, 2025: 5.04% and 10.70%), and for Brazil between 7.51% and 9.95% (December 31, 2025: 7.42% and 12.17%).

(ii) The changes observed in the period ended March 31, 2026, primarily reflect two effects recorded in the remeasurement line: (i) revisions to the disbursement timelines for decommissioning obligations at certain operations, following a reassessment of the expected execution schedule under the existing closure plan; and (ii) updates to discount rates, as described above. As a result, asset retirement obligations for operational assets decreased by USD 13,860 (March 31, 2025: decrease of USD 3,327), as shown in note 12. Additionally, asset retirement and environmental obligations for non-operational assets resulted in a gain of USD 2,657 (March 31, 2025: loss of USD 933), as detailed in note 6.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

17	Impairment of long-lived assets

According to Nexa’s policy, the Company assesses at each reporting date whether there are indicators that the carrying amount of an asset or a CGU may not be recoverable, or whether a previously recognized impairment loss should be reversed.

As of March 31, 2026, adverse movements in foreign exchange rates (USD/BRL) were identified as an impairment indicator for the Juiz de Fora CGU, as the exchange rate approached the break-even level of USD/BRL 5.23, based on the prior impairment assessment. Therefore, the Company performed an impairment test, using the prior-year impairment test for the Juiz de Fora CGU as the starting point and updating the assumptions that changed during the quarter, including the foreign exchange rate (USD/BRL) and future metal prices, particularly zinc. The impairment test did not result in the recognition of any impairment loss.

As of March 31, 2026, no impairment losses were recognized for any CGU, and no impairment indicators were identified for the Company’s other CGUs in Brazil and Peru.

Management will continue to monitor macroeconomic conditions and other factors that may give rise to impairment indicators.

Additionally, as of March 31, 2026, the company recognized an impairment reversal of USD 1,351 related to individual assets (impairment loss of USD 297 As of March 31, 2025), mainly classified under “Assets and projects under construction”.

18	Long-term commitments
(a)	Projects evaluation

In relation to the Magistral Project, no changes have occurred in the circumstances described in the annual financial statements as of December 31, 2025. The penalty amount remains suspended at USD 97,029.

(b)	Environmental Guarantee for Dams

In relation to the guarantees for dams, there have been no changes to the regulatory framework since the annual financial statements as of December 31, 2025. The Company continues to await approval from the environmental authority before proceeding with the remaining obligations.

19	Events after the reporting period
(a)	Payments of dividends to non-controlling interest

On April 07, 2026, Pollarix paid dividends related to 2025, totaling USD 8,279 (BRL 42,734). Of this amount, USD 6,576 (BRL 33,943) was fully settled to non-controlling interests, while USD 1,703 (BRL 8,791) was paid to Nexa BR.

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